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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC

SEC FILE NUMBER
8-42106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Section Rules 17a-5,17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UMB Distribution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 W. Galena Street
(No. and Street)

Milwaukee	Wisconsin	53212
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Mantoan (414) 299-2232
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name - if individual, state last, first, middle name)

790 N. Water Street, Suite 2000	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

October 22, 2003 — 23
(Date of Registration with PCAOB (if applicable)) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Chris Mantoan, affirm that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of UMB Distribution Services, LLC (the "Company") as of and for the year ended December 31, 2023, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, has any proprietary interest in any account classified solely as that of a customer.

LISA L. McKINNEY NOTARY PUBLIC STATE OF WISCONSIN

Lisa L. McKinney

Notary Public

Signature:

Title:

Principal Financial Officer and

Principal Operations Officer

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______

UMB Distribution Services, LLC

SEC I.D. No. 8-42106

Financial Statements as of and for the Year Ended December 31, 2023, Supplemental Schedules as of December 31, 2023 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Sole Member of
UMB Distribution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC (the "Company") as of December 31, 2023, the related statements of income and member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Schedule of Computation for Determination of Customer Account Reserve and PAB of Brokers And Dealers Under Rule 15c3-3 of the Securities Exchange Commission, and the Schedule of Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission (collectively, the "supplemental schedules"), have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 21, 2024

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	1,478,349
Accounts receivable		445,767
Prepaid expenses		238,497
Other receivable		216,684
Total assets	$	2,379,297
LIABILITIES		
Accrued expenses	$	216,324
Income tax payable		70,849
Total liabilities		287,173
MEMBER'S EQUITY		2,092,124
Total liabilities and member's equity	$	2,379,297

See notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

REVENUE:		
Distribution and fulfillment fees	$	1,058,040
Marketing review fees		597,514
Other income		58
Total revenue		1,655,612
EXPENSE:		
Management and administrative fees		1,160,207
Registration fees		29,319
Professional fees		44,741
General and administrative		12,241
Total expense		1,246,508
Income before income taxes		409,104
Income tax expense		104,711
NET INCOME	$	304,393
MEMBER'S EQUITY AT BEGINNING OF YEAR		1,787,731
MEMBER'S EQUITY AT END OF YEAR	$	2,092,124

See notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	304,393
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(21,682)
Prepaid expenses		(13,437)
Other receivable		(18,025)
Income tax payable		66,294
Accrued expenses		18,518
Net cash provided by operating activities		336,061
Increase in cash and cash equivalents		336,061
Cash and cash equivalents at beginning of year		1,142,288
Cash and cash equivalents at end of year	$	1,478,349
Supplemental disclosures:		
Income taxes paid to related party	$	38,417

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

UMB Distribution Services, LLC (the Company), is a broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution, marketing, and other services to registered investment companies. The Company is headquartered in Wisconsin and is organized as a Wisconsin limited liability company. The Company is a wholly owned subsidiary of UMB Fund Services, Inc. (the Parent), which is itself a subsidiary of UMB Financial Corporation (UMBFC). The Company's business is reliant upon its relationship with the Parent and UMBFC. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions, including $870,572 on deposit with UMB Bank, n.a., which is a subsidiary of UMBFC. The amounts on deposit at December 31, 2023 exceeded the federally insured limit at both of the financial institutions by $978,349.

Allowance for Credit Losses

The Company uses an expected loss model for financial instruments measured at amortized cost. Under the expected loss model, the Company estimates the lifetime expected credit loss on such instruments and records an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has evaluated all receivables and does not believe that an allowance is required as of December 31, 2023.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation

allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2023.

The Company is a single member limited liability company and treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2018. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with the allocation of federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

Other Receivable

Other receivable consists primarily of 12b-1 and service fees received on behalf of clients. This receivable represents funds that have not yet been disbursed as of period end.

Accrued Expenses

Accrued expenses consist primarily of 12b-1 and service fees received on behalf of clients which have not yet been disbursed to brokers as of period end.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities

as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Revenue from Contracts with Customers

The following is a description of the principal activities from which the Company generates revenue that are within the scope of Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. The core services the Company provides are distribution and call management and fulfillment services for mutual funds, exchange traded funds (ETFs), private funds and unlisted closed-end funds. The services to be provided to each customer are outlined in a distribution agreement, a representative oversight agreement and/or inbound call management and fulfillment services agreements and include registered representative oversight, approval of fund marketing material, dealer agreement review and other services as set forth in each fee schedule. These services must be performed on an on-going monthly basis. The performance obligations for each of these services are highly-interdependent services that have the same pattern of transfer to the customer. As such, these services cannot be reasonably separated into individual performance obligations and these services are bundled as one service and one performance obligation. The performance obligation is satisfied on an on-going and continuous basis and is satisfied over time.

Fees will continue to be recognized on the accrual basis as they are provided on a monthly basis.

The following table presents the disaggregation of revenue related to contracts with customers according to revenue stream for the year ended December 31, 2023, recorded in Revenue in the Statement of Income and Member's Equity:

Revenue		
Distribution fees	$	950,881
Fulfillment fees		107,159
Marketing fees		597,514
Total	$	1,655,554

The Company recognizes other miscellaneous income through other revenue streams, including referral fees. These revenue streams are outside of the scope of ASC 606 and are recognized in accordance with the applicable GAAP.

Total receivables from revenue recognized under the scope of ASC 606 were $445,767 as of December 31, 2023. These receivables are included in Accounts receivable in the Statement of Financial Condition.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED-PARTY TRANSACTIONS

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to

the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $1,139,400 for the year ended December 31, 2023.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent but provides independent services on behalf of those clients.

At December 31, 2023, there were no deferred tax assets and net taxes payable to the Parent were $70,849.

The Company had no distributions to the Parent in 2023.

UMB Financial Corporation

The Company and UMBFC entered into a management agreement which specifies a method by which a proportional share of actual expenses of certain operational and administrative functions are allocated from UMBFC to the Company. Expenses incurred under this agreement were $20,807 for the year ended December 31, 2023.

3. MAJOR CLIENTS

For the year ended December 31, 2023, two clients accounted for $527,193 or approximately 32% of the Company's total revenue. Accounts receivable from these clients at December 31, 2023 totaled $113,162, or approximately 25% of total accounts receivable.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3 1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2023, the Company had net capital of $423,220 which was $398,220 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1 at December 31, 2023.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2023.

5. INCOME TAXES

The Company is included in a consolidated federal tax return and various consolidated or combined state returns. The Company elects to include the allocated amount of current and deferred tax expense in its separately issued financial statements in accordance with ASC 740-10-30-27A, which allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities that are not subject to tax. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

Income tax expense for the year ended December 31, 2023 includes the following components:

Current tax expense:		
Federal	$	81,137
State		23,574
Total current tax expense		104,711
Deferred tax expense:		
Federal		—
State		—
Total deferred tax expense		—
Total tax expense	$	104,711

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis. The Company had no deferred tax assets or deferred tax liabilities at December 31, 2023.

The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 21% to income before income taxes. The reasons for these differences at December 31, 2023 are as follows:

Tax expense at statutory rate of 21%	$	85,912
State income taxes, net of federal effect		18,623
Non-deductible expenses		85
Other		91
Total income tax expense	$	104,711
Effective tax rate		25.6%

6. INDEMNIFICATIONS

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through date of issuance. No subsequent events were identified.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULE (I)
UMB DISTRIBUTION SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

TOTAL MEMBER'S EQUITY	$	2,092,124
DEDUCTIONS AND CHARGES:		
Accounts receivable		445,767
Prepaid expenses		238,497
Other assets		216,684
Non-allowable cash		767,956
Total non-allowable assets		1,668,904
NET CAPITAL	$	423,220
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	287,173
COMPUTATION OF NET CAPITAL REQUIREMENT - Minimum net capital required (the greater of the minimum dollar net capital requirement of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
EXCESS NET CAPITAL	$	398,220
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.68 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form X-17A-5, Part IIA.

See notes to financial statements.

SUPPLEMENTAL SCHEDULE (II) AND (III)
UMB DISTRIBUTION SERVICES, LLC

SCHEDULE OF COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE AND PAB OF BROKERS AND DEALERS AND SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company's activities are limited to those set forth from exemption under paragraph (k)(1) of the Rule.

See notes to financial statements.

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Sole Member of
UMB Distribution Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of UMB Distribution Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 21, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME UMB DISTRIBUTION SERVICES LLC

SEC No. 8-42106

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,655,612.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 1,655,612.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 924,944.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 924,944.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 730,668.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 1,096.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 398.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 398.00		
	d Add lines 11a through 11c		$ 398.00	
12	**LESSER** of line 10 or 11d.			$ 398.00
13	a Amount from line 8		$ 1,096.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 398.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 698.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 698.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-42106	DEA: FINRA	2023	Dec

MEMBER NAME UMB DISTRIBUTION SERVICES LLC
MAILING ADDRESS 235 W GALENA ST
MILWAUKEE, WI 53212

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

UMB DISTRIBUTION SERVICES LLC	Christopher Mantoan
(Name of SIPC Member)	(Authorized Signatory)
1/16/2024	christopher.mantoan@umb.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Report of Independent Registered Public Accounting Firm

To the Sole Member of
UMB Distribution Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UMB Distribution Services, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which UMB Distribution Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the exemption provisions) and (2) UMB Distribution Services, LLC stated that UMB Distribution Services, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception. UMB Distribution Services, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UMB Distribution Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 21, 2024

February 21, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

UMB Distribution Services, LLC operates under the provisions of the exemption from Rule 15c3-3 of the Securities Act of 1934, as amended, provided in paragraph (k)(1) of Rule 15c3-3.

UMB Distribution Services, LLC met all the requirements necessary to claim the exemption provided for under paragraph (k)(1) for the year ended December 31, 2023, without exception.

Sincerely,

Christopher R Mantoan
Principal Financial Officer
UMB Distribution Services, LLC

UMB Distribution Services, LLC

235 W. Galena Street
Milwaukee, Wisconsin 53212

414.299.2000
888.844.3350 Toll-Free

umbfs.com

UMB

February 21, 2024

FINRA
55 W Monroe St, #2810
Chicago, IL 60603

To Whom It May Concern:

UMB Distribution Services, LLC certifies that there has not been any commitment, contingency or guarantee that might result in a loss or a future obligation and there are no claims of which the firm is aware as of the audit opinion date that might be asserted against it.

Sincerely,

Christopher R Mantoan
Principal Financial Officer
UMB Distribution Services, LLC

UMB Distribution Services, LLC

235 W. Galena Street
Milwaukee, Wisconsin 53212

414.299.2000
888.844.3350 Toll-Free

umbfs.com